Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

The following page was made available on the CBOE Holdings website on December 14, 2016:

Merrill Corporation 16-19023-43 Wed Dec 14 01:18:32 2016 (J 2.4m-2-IND00090CH) 425 105348 Chksum: 165896 Cycle I CBOE/Bats Acquisition lnveuor ReLations '•t.I.S0'4•UOE: Prns ReiN.s-es S16M 4.(12 Of< 1). :o.. ll:ll ..... (t til-$-.. 01'1 r!'tltf 26. 2'01,e. ecf_ tW'dii'I9JV. INI It.mttt4 WI) a 4fW..t 6-;r trtnltll"*t8aiS Globtll Thlt•ti>OIOt e«r.a.nsa s.WQOII .-w.•ttsfit 11H _,t'1t $€(:iflfilS fi.Mik 0t10SECFlW'Ol. I'll\ ror tcllb01'114d tflts Doeumenta PDF "ZJI -:.1 ..... '!),.., . T!tAU<aonf.CShMt Trt OfWICKMIM!datH.HII Q I# I# Q Q PrtMfl:t)Otl t'Oift wt«:tll MIO01'1StciMIPlOel':M. . . AQfHI'Mfll '::J 27MB ..... O.ln<tW JOWI'fe.Aylle!.ntf>l CBOE/B.:ItsAcquisition SPKblMtedng ;,nd Proxy M:ttti31s Tran,actfon..-elaPress Releases CIO£ H :$AQIMSION.OI.IH &.liS Olooai&MIUIS - CIOE: - P0$1Mn irl lrl'lt1f"tMfrao.ti*Pfco.IGtS.-4SfMceJ..WN.tlltTtUtan Costan4C»tftW.atE 14.2016 CIOE.H M'*'Kts E"'Tltmir!UM Ofk.I ROdMWMt'IOf'triOOfof lUIS H r18.20t6

## Contact Information

**Media Contacts:**
Suzanne Cosgrove
(312) 786-7123
cosgrove@cboe.com

Gary Compton
(312) 786-7612
comptong@cboe.com

**Analyst Contact:**
Debbie Koopman
(312) 786-7136
koopman@cboe.com

***Cautionary Statements Regarding Forward-Looking Information***

*This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. ("**CBOE**") and Bats Global Markets, Inc. ("**Bats**"), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks," "projects" or words of similar meaning, or future or conditional verbs, such as "will," "should," "would," "could," "may" or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.*

*Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the proposed transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE's ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE's shares to be issued in the transaction; disruptions of CBOE's and Bats' current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE's and Bats' ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE's annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the "**SEC**") on February 19, 2016, CBOE's quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE's quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, Bats' final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats' quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bats' quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: the loss of CBOE's rights to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status; increasing competition in the industries in which CBOE and Bats operate; CBOE's and Bats' ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE's or Bats' exchanges; each of CBOE's and Bats' ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE's and Bats' ability to protect their respective systems and communication networks from security risks and breaches; the ability to manage CBOE's and Bats' growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers' needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.*

*Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.*

***Additional Information Regarding the Transaction and Where to Find It***

*This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving CBOE, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE's website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading "SEC Filings" or by contacting CBOE's Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats' website at http://www.bats.com/investor_relations/financials/ under the heading "SEC Filings" or by contacting Bats' Investor Relations Department at (913) 815-7132.*

***Participants in the Solicitation***

*CBOE, Bats, their respective directors and executive officers, certain other members of CBOE's and Bats' respective management and certain of CBOE's and Bats' respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be available in other relevant materials to be filed with the SEC when they become available.*


CBOE
Maximize Indexed Annuity Performance
with Asian & Cliquet FLEX® Index Options
LEARN MORE
*Third Party Advertisement

CBOE
*Third Party Advertisement

CBOE Links

- Government Relations
- Investor Relations
- CBOE Livevol Data Shop
- Livevol
- CBOE Media Hub
- System Status
- Chinese Language Site
- Risk Management Conference
- Careers
- Advertise with CBOE
- CBOE.com User Guide
- Browser & System Requirements
- Contact

Legal & Other Links

- Legal & Regulatory
- Privacy Statement
- Terms & Conditions
- Copyright & Trademarks
- Characteristics & Risks of Standardized Options
- OCC & Investor Protection

CBOE

Options involve risk and are not suitable for all investors. Prior to buying or selling an option, a person must receive a copy of Characteristics and Risks of Standardized Options (ODD). Copies of the ODD are available from your broker or from The Options Clearing Corporation, One North Wacker Drive, Suite 500, Chicago, Illinois 60606. The information on this website is provided solely for general education and information purposes and therefore should not be considered complete, precise, or current. Many of the matters discussed are subject to detailed rules, regulations, and statutory provisions which should be referred to for additional detail and are subject to changes that may not be reflected in the website information. No statement within the website should be construed as a recommendation to buy or sell a security or to provide investment advice. The inclusion of non-CBOE advertisements on the website should not be construed as an endorsement or an indication of the value of any product, service, or website. The Terms and Conditions govern use of this website and use of this website will be deemed acceptance of those Terms and Conditions.

CBOE®, Execute Success® and Livevol® are registered trademarks of Chicago Board Options Exchange, Incorporated (CBOE).